July 10, 2024

Patricia Trompeter
Chief Executive Officer
Sphere 3D Corp.
243 Tresser Blvd, 17th Floor
Stamford, CT 06901

       Re: Sphere 3D Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended March 31, 2024 Response Dated January 12, 2024
           File No. 001-36532
Dear Patricia Trompeter:

       We have reviewed your January 12, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12,
2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Financial Statements
Consolidated Statements of Operations, page F-4

1. We note that depreciation is not included within costs of revenue. Consistent with SAB
       Topic 11.B, in future filings, please change your description of the line items for cost of revenues to indicate that the amounts are exclusive of depreciation shown separately below.
Note 2. Summary of Significant Accounting Policies
Digital Assets, page F-11

2. We acknowledge your response to prior comment 1. Please respond to the following regarding your valuation of bitcoin for purposes of impairment testing under ASC 350:
 July 10, 2024
Page 2

             You told us that you consider Coinbase to be bitcoin   s principal
market, but you did
           not tell us whether Coinbase is your principal market for bitcoin. Per ASC 820-10-35-
           6A, you should consider the principal (or most advantageous) market from the perspective of the reporting entity.
             For your impairment analysis for the year ended December 31, 2022, you told us you used the lowest intraday quoted bitcoin price from the bitcoin USD historical data on
           Yahoo Finance and that this is in accordance with ASC 820-10-35-5A because bitcoin prices derived from Yahoo Finance are widely accessible. We note that Yahoo
           Finance is not itself a market where bitcoin and other cryptocurrencies are traded.
           Accordingly, we do not believe that your response provides sufficient analysis to demonstrate how your use of Yahoo Finance to determine the fair value of your bitcoin complies with ASC 820. Please expand your analysis to include, but not necessarily limit it to, identifying your principal market and demonstrating how you comply with ASC 820.
             If you agree that your principal market is not Yahoo Finance, please provide us with your analysis of the quantitative impact of using Yahoo Finance rather than your principal market to value your cryptocurrencies for impairment purposes for all periods presented in your financial statements.
Revenue Recognition, page F-13

3. We acknowledge your response to prior comment 2. Please respond to the following:
           Please represent to us that you will revise your revenue recognition policy in future filings to address the following:
            o Disclose, similar to your response, that you have a single performance obligation.
            o Disclose, if true, that the mining pool operators are your customers.
            o Disclose, similar to your response to comment 6 in your July 27, 2023 letter that the services you provide are an output of your ordinary activities.
             Your response indicates your only performance obligation is to supply computing power because the mining pool operators perform computations based on their own systems. We understand that you run software from the pool operators that constructs block header candidates and performs hash computations on behalf of the pool operators. If you do perform hash calculations for the pool operators, tell us whether a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator, and if so, represent to us that you will make corresponding revisions to your accounting policy and related disclosures throughout your filing.
             You told us that you believe, under ASC 606-10-25-1, contract inception occurs when you provide computing power to Foundry or Luxor, which is the beginning of the 24 hour period (12:00am UTC time) and the contract duration is 24 hours. However, you have also told us that your contracts can be terminated at any time by either party and the duration of the contract does not extend beyond the goods or services already delivered. Given your statements about termination rights and contract duration not extending beyond the goods or services already delivered (i.e., the last hash
 July 10, 2024
Page 3

           calculation) coupled with the discussion in FASB Revenue Recognition Implementation Q&As Question 8 that indicates that customer cancellation rights can
           be similar to a renewal option, tell us your consideration of whether the contract continuously renews throughout the day and therefore that the duration of the contract is less than 24 hours. To the extent that you agree, represent to us that you will revise your accounting policy disclosure accordingly in future filings.
             Because termination rights are akin to renewal options, tell us
whether the customer   s
           renewal option is a material right and whether the terms, conditions, and compensation amounts of the renewal option are at the then-current market rates. If
           so, tell us whether you concluded that the customer   s renewal
option is not a material
           right that represents a separate performance obligation. Refer to ASC 606-10-25-18(j)
           and 606-10-55-42. Also if so, represent to us that you will make corresponding revisions to your accounting policy and related disclosures in future filings that links this conclusion to your determination that you have only one performance obligation.
             The disclosure in your September 30, 2023 Form 10-Q stated that you measured your noncash consideration on the date earned rather than the date that control of your service transfers to the pool operator. We note that you have revised your disclosure to state that you measure the fair value of the noncash consideration at contract inception. Please address the following:
             o Provide us with an analysis supporting your prior statement that historically measuring noncash consideration on the date earned is not materially different from the date of contract inception.
             o Tell us the time you use for determining the estimated fair value of the bitcoin
                 (e.g., at the beginning or at the end of the date of contract inception, or using a simple average price throughout that date, etc.) and whether your timing is consistently applied for all periods presented. Represent to us that you will make corresponding revisions to your accounting policy and related disclosures in future filings.
             You previously disclosed that you recognized revenue when the mining pool operator successfully places a block and you receive confirmation of the consideration you will receive. We note that you have revised your disclosure to state that you recognize the noncash consideration on the same day that control is transferred, which is the same day as contract inception. Since it appears that you changed the timing of when you recognize revenue, tell us whether applying the corrected policy to historical periods resulted in a material change to the historical financial statements presented.

Form 10-Q for the Quarterly Period Ended March 31, 2024
Financial Statements
Note 2. Summary of Significant Accounting Policies
Digital Assets, page 10

4. We acknowledge your response to prior comment 4 of our letter dated June 23, 2023. You disclose that digital assets are included in current assets due to your ability to sell bitcoin in a highly liquid marketplace and the sale of bitcoin to fund operating expenses to support operations. As noted in your response, the definition of a current asset in the
 July 10, 2024
Page 4

       FASB Master Glossary refers to a reasonable expectation of realization. Please revise your disclosure in future filings to state, if true, that your bitcoin holdings are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of your business.
       Please contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you
have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets